

07003446

8-21703



SEC MAIL
RECEIVED
MAR - 1 2007
WASH. D.C.
199
PROCESSING
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEGEND MERCHANT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID BARNETT 646-521-7505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

100 JERICHO QUADRANGLE (Address) JERICHO (City) NY (State) 11753 (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LEGEND MERCHANT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

LEGEND MERCHANT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

CONTENTS

OATH OR AFFIRMATION

I, JOHN H. SHAW, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEGEND MERCHANT GROUP, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-Chairman/President

Title

Notary Public

MARIE DIMICHELE
Notary Public, State of New York
No. 03-4992092
Qualified in Westchester County
Commission Expires July 6, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
Legend Merchant Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Legend Merchant Group, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Schneider & Associates LLP

Jericho, New York
February 15, 2007

BDO SEIDMAN ALLIANCE An Independent Member of the BDO Seidman Alliance

LEGEND MERCHANT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 964,459
Due from clearing firm	705,767
Placement fees receivable	68,067
Securities owned:	
Marketable, at quoted market value	312,768
Not readily marketable, at estimated fair value	203,088
Due from Ledge End Corp.	41,497
Furniture and equipment - net	56,326
Employee advances	167,714
Other assets	230,100
Total assets	$2,749,786

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 738,796
Accounts payable and accrued expenses	172,694
Deferred tax liability	78,000
Total liabilities	989,490
Commitments (See Notes)	
Stockholder's equity	
Common stock	200
Additional paid-in capital	1,811,874
Retained earnings	223,222
	2,035,296
Less: Treasury stock	(275,000)
Total stockholder's equity	1,760,296
Total liabilities and stockholder's equity	$2,749,786

See notes to financial statements.

LEGEND MERCHANT GROUP, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Legend Merchant Group, Inc., a New York corporation, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is also registered as an introducing broker-dealer with the Commodity Futures Trading Commission. The Company has offices in New York, New York, San Francisco, California, and Fort Lauderdale, Florida, and is wholly-owned by Ledge End Corp. ("Ledge End").

The Company executes transactions in listed and over-the-counter securities, trades securities on a proprietary basis, and provides investment banking services. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions, commission income and related expenses are recorded on a trade date basis. Investment banking revenues include gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recognized on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Fees earned from providing financial advisory services are recognized as services are rendered.

Securities owned are stated at quoted market value with unrealized gains and losses included in earnings.

Depreciation

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

Income Taxes

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are computed based on

differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

NOTE 3 - SECURITIES OWNED

Marketable securities consist of corporate stocks. Securities not readily marketable include equity securities for which there is no ready market, or which cannot be currently publicly offered or sold unless registration has been effected under the Securities Act of 1933.

NOTE 4 - FURNITURE AND EQUIPMENT

		Estimated Useful Life
Equipment	$65,816	5 years
Furniture and fixtures	11,751	7 years
	77,567	
Less: Accumulated depreciation	21,241	
	$56,326	

NOTE 5 - SUBORDINATED BORROWINGS

The Company entered into temporary subordinated agreements during the year to enable it to participate as an underwriter of securities. Under terms of such temporary subordinations, the loan must have a stated term of no more than 45 days from the subordination's effective date, and a broker-dealer may enter into no more than three agreements in any 12-month period. There were no outstanding subordination agreements at December 31, 2006.

NOTE 6 - INCOME TAXES

The Company and its parent file federal tax returns and state tax returns, where permitted, on a consolidated basis. Income taxes are determined on a separate return basis. Deferred tax liabilities totaling $78,000 relate to fixed assets and deferred charges.

NOTE 7 - LEASE COMMITMENTS

The Company leases three office facilities under operating leases expiring at various dates through 2011. Rent expense under the three office leases has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $90,408 at December 31, 2006.

Future minimum lease payments as of December 31, 2006 are:

Year ended December 31,	
2007	$ 320,076
2008	326,648
2009	333,326
2010	154,779
2011	24,742
Total	$1,159,571

NOTE 8 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Cash balances at commercial banks may from time to time exceed federally insured limits.

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

LEGEND MERCHANT GROUP, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

NOTE 9 - RELATED PARTY TRANSACTIONS

The loan due from Ledge End is non-interest bearing and due on demand.

A former officer of the Company advanced himself a total of $190,266 before current management took control of the Company. Management has reserved 100% against the loan for accounting purposes, pending a decision on whether to enforce collection or to write the loan off as taxable compensation.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and Regulation 1.17 of the Commodity Futures Trading Commission, which require the Company to maintain minimum net capital, as defined. At December 31, 2006, the Company had net capital of $1,029,912, which was $929,912 in excess of its required net capital of $100,000. The Company's net capital ratio was .80 to 1.

END